United States securities and exchange commission logo





                              August 1, 2023

       Michael Solecki
       Partner
       Jones Day
       901 Lakeside Avenue
       Cleveland, OH 44114

                                                        Re: illumin Holdings
Inc.
                                                            Schedule TO-I filed
July 27, 2023
                                                            SEC File No.
5-94017

       Dear Michael Solecki:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms have the same meaning as in the offer materials.

       Schedule TO-I filed July 27, 2023

       Offer to Purchase - Withdrawal Rights, page 7

   1.                                                   Revise to include the
withdrawal rights mandated by Rule 13e-4(f)(2)(ii).
       Conditions of the Offer, page 9

   2. We note the phrase "regardless of the circumstances giving rise to the event or events" in the first paragraph of
this section. All Offer conditions must be objective and outside the control of the bidder
in order to avoid rendering the Offer illusory, in contravention of
                                                        Regulation 14E. This
language should be revised, because as drafted, it allows the bidder's own deliberate
actions or inaction to be the basis for allowing it to terminate the
                                                        Offer. In addition,
please revise similar language that appears in the second to last paragraph of this
section on page 14.
   3. In condition (c) on page 9, revise to enumerate the other regions where the Corporation
 Michael Solecki
FirstName
Jones Day LastNameMichael Solecki
Comapany
August     NameJones Day
       1, 2023
August
Page 2 1, 2023 Page 2
FirstName LastName
         maintains significant business activities, for purposes of implicating this condition. In the first sentence of that Offer condition, revise to clarify what is meant by a "limitation on prices for, securities on any securities exchange..." Alternatively, delete that language.
4. Refer to the second to last paragraph of this section on page 12 of the Offer to Purchase.
Taking Up and Payment for Tendered Shares, page 13

5. Refer to the last paragraph on page 13, which states that the Corporation "also reserves the right, in its sole discretion and not withstanding any other condition of the Offer, to delay taking up and paying for Shares to the extent required to comply with any applicable law." Please revise to clarify what law(s) could apply that would prevent the purchase of tendered Shares, or delete.
6. Refer to the last paragraph in this section on page 14 of the Offer to Purchase. See our comment below regarding the inconsistency between the disclosure here, which states that payment for tendered Shares will be in U.S. dollars, versus disclosure elsewhere which states that it will be in Canadian currency. Please revise as appropriate.
Background to the Offer, page 18

7. We note that in determining that the Offer would be in the best interests of the
         Corporation, the Board of Directors considered "the financial advice of Canaccord
         Genutiy in respect of the Offer." Please summarize that advice, since it was relied on by the Board and formed part of its analysis.
8. Revise to address how the Board of Directors considered the impending delisting of the
         Shares from the Nasdaq in evaluating the Offer. If it did not consider it, please so state and explain why.
9. Revise to address the interplay between the Offer and the contemplated delisting of the
         Shares from Nasdaq immediately after the Offer. That is, explain whether the Offer is being done to give U.S. shareholders the ability to sell Shares before they are no longer listed in the United States, or whether the delisting is contemplated in part because the
         Corporation may repurchase 28% of the outstanding Shares in the Offer.
10. Refer to (m) on page 19, which asserts that "based on the Liquidity Opinion, it is reasonable to conclude that, following the completion of the Offer in accordance with the its terms, there would be a market for beneficial owners of Shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer." Clarify how this statement applies to U.S. shareholders, since the
         Nasdaq listing will be terminated immediately after the Offer and the Shares will trade only on the TSX in Canada.
General

11. Please supplementally explain why this issuer tender offer is not subject to Rule 13e-3.
 Michael Solecki
FirstName
Jones Day LastNameMichael Solecki
Comapany
August     NameJones Day
       1, 2023
August
Page 3 1, 2023 Page 3
FirstName LastName
         While we know that the Offer is conditioned on Rule 13e-3 not applying to the issuer repurchase, we also note that you are offering to purchase almost over 28% of the common shares and intend to delist the shares from the Nasdaq after this Offer. We further note the following disclosure on page 6 of the Summary section: "[T]he
         Corporation has re-evaluated the continued benefits and costs of its listing on Nasdaq and has concluded that it is appropriate to delist from Nasdaq as soon as practicable following the expiry of the Offer."
12. We are concerned that shareholders who receive the Offer to Purchase will be confused as to whether the range of Offer prices is expressed in Canadian versus U.S. dollars. For example, on the cover page and in most places throughout the Offer materials, you do not specify where an Offer price is listed whether that figure is presented in U.S. or Canadian dollars. U.S. persons who receive the Offer materials and see an Offer range "not less than
         $2.53 per Share and not more than $2.65 per Share" are likely to assume that you are referencing U.S. dollars (and Canadian shareholders may assume the opposite). In addition, on page 2 of the Offer materials, you state that "[t]he Purchase Price and the aggregate amount payable to the tendering Shareholders... will be denominated in
         Canadian dollars." Similar disclosure appears on page 6 in the Summary section.
         However, on page 14 of the Offer to Purchase, you state that tendering Shareholders whose Shares are purchased in the Offer will receive a "cheque payable in U.S. funds."
         Please advise how you will revise to avoid these issues and how you will disseminate any revised Offer materials.
13. See our last comment above regarding the need for supplemental disclosure. Any revised materials should highlight very prominently the issuer's intent to delist the shares from the only trading market in the United States as soon as this Offer is completed. Revised disclosure should discuss the effect on U.S. shareholders going forward, whether they decide not to tender into the Offer or whether they tender but remain shareholders due to pro ration if the Offer is oversubscribed.
14. The Liquidity Opinion of Canaccord Genuity Corp. is listed as Schedule A but is not included with the filing. Please revise or advise. In addition, where you include disclosure about the Liquidity Opinion, clarify whether it addresses future liquidity for
         U.S. shareholders, given that the Shares will be delisted from Nasdaq after the Offer but will continue to be traded on the TSX.
 Michael Solecki
Jones Day
August 1, 2023
Page 4




        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Christina Chalk at (202) 551-3263.



FirstName LastNameMichael Solecki                            Sincerely,
Comapany NameJones Day
                                                             Division of
Corporation Finance
August 1, 2023 Page 4                                        Office of Mergers
& Acquisitions
FirstName LastName